

Mail Stop 4561

April 11, 2017

Mark Lynch
Chief Financial Officer
Appian Corporation
11955 Democracy Drive, Suite 1700
Reston, Virginia 20190

> **Re: Appian Corporation**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted March 30, 2017**
> **CIK No. 0001441683**

Dear Mr. Lynch:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Where we refer to prior comments, we are referring to our letter dated March 16, 2017.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

Summary Consolidated Financial and Other Data, page 10

1.   Revise your calculation of pro forma net loss per share attributable to common stockholders here and throughout the filing to add back interest expense, net of tax to the numerator. In this regard, it appears that you currently reflect the pro forma effect of the debt repayment only in the denominator.

Risk Factors

Risk Related to Our Class A Common Stock and This Offering, page 38

2.   Your response to prior comment 7 indicates that you do not intend to rely on any corporate governance exemptions available for controlled companies. Given that you could decide to use the exemptions available to you as a controlled company, disclosure regarding your controlled company status and the related risks appears appropriate. Please revise.

Use of Proceeds, page 47

3.   Please revise here and throughout the filing to restore your original disclosures regarding the payment of the dividend from the proceeds of the offering. Considering the circumstances which led to the dividend, the timing of the dividend and your lack of earnings, it would appear that the dividend will be paid from the offering proceeds. Refer to Staff Accounting Bulletin No. 98, Section 1.B.3.

Selected Consolidated Financial Data, page 55

4.   Considering the significant impact the various transactions will have on your balance sheet it would appear that disclosing the pro forma and pro forma, as adjusted balance sheet information would enhance an investors understanding of your expected financial condition. Please revise. Refer to Instruction 2 to Item 301 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Our Performance

Number of Customers, page 59

5.   We note your revised disclosure in response to prior comment 9. Please clarify the difference between your total customer count and the number of customers with active software subscription agreements. In this regard, it is unclear whether you have customers without an active software subscription agreement.

Customer Cohort Analysis, page 61

6.   Please include your response to prior comment 13 in the filing to clarify why monthly subscription revenue for January is used for the cohort analysis. Further, please explain why you use December 31 as a measurement date to compare the 2013 cohort's annual subscription revenue if you use January's monthly subscription revenue to calculate the cohort's annualized subscription revenue.

Key Components of Results of Operations

Revenue

Professional Services, page 62

7.   Your revised disclosure provided in response to prior comment 14 states that your strategic partners perform professional services, thereby increasing your software subscription revenues without any change to your professional services revenues. However, you also state that as you expand the network of strategic partners, you expect your professional services revenue to decline as a percentage of total revenue over time. It appears that these two statements are inconsistent. Please revise, or advise.

Quarterly Results of Operations

Backlog, page 71

8.   Revise to disclose the portion of backlog that is not reasonably expected to be filled within the current fiscal year. Refer to Item 101(c)(1)(viii) of Regulation S-K.

Business, page 85

9.   As discussed in your response to prior comment 18, please disclose that your agreements with strategic partners have indefinite terms but may be terminated for convenience by either party with written notice. To the extent material, disclose the obligations of the company and your strategic partners under those agreements.

Part II – Information Not Required in Prospectus

Item 16. Exhibits and Financial Statement Schedules, page II-3

Exhibit 99.1

10.   The consent from Forrester Research Inc. references a registration statement filed by Morgan Stanley rather than by Appian Corporation. We also note that the quotations included in the consent do not reflect the disclosure included in the registration statement. Please revise the consent accordingly. Lastly, we refer to clauses (2), (4) and (6) of the consent, which appear to disclaim liability for the Forrester Information. Please note that statements that limit liability are not appropriate.

Exhibit 99.2

11.   The quotations included in the schedule to Exhibit 99.2 do not reflect the disclosure included in the registration statement. Please revise the consent accordingly.

You may contact Mengyao Lu, Staff Accountant, at (202) 551-7271 or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579 or me at (202) 551-3453 with any other questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information
Technologies and Services

cc: Brian F. Leaf, Esq.
        Cooley LLP